# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Date of event which requires filing of this statement: 01/06/2026
Amends the filing with accession number 0000905148-18-000162
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM NJORD HOLDINGS S.A R.L: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 26,425,059; sole dispositive power 0; shared dispositive power 26,425,059; aggregate amount beneficially owned 26,425,059 (26.08% of the class)
  Comment: The percent of class is calculated based on 101,332,707 shares of Class A common stock, par value $0.01 per share (the "Class A Shares") outstanding as of November 21, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 21, 2025 (the "Form 6-K").
- Oaktree Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,425,059; sole dispositive power 0; shared dispositive power 26,425,059; aggregate amount beneficially owned 26,425,059 (26.08% of the class)
  Comment: The percent of class is calculated based on 101,332,707 Class A Shares outstanding as of November 21, 2025, as reported in the Issuer's Form 6-K.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,425,059; sole dispositive power 0; shared dispositive power 26,425,059; aggregate amount beneficially owned 26,425,059 (26.08% of the class)
  Comment: The percent of class is calculated based on 101,332,707 Class A Shares outstanding as of November 21, 2025, as reported in the Issuer's Form 6-K.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 26,425,059; sole dispositive power 0; shared dispositive power 26,425,059; aggregate amount beneficially owned 26,425,059 (26.08% of the class)
  Comment: The percent of class is calculated based on 101,332,707 Class A Shares outstanding as of November 21, 2025, as reported in the Issuer's Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Comment: This Amendment No. 21 ("Amendment No. 21") is being filed solely to report the change in voting rights held by the Reporting Persons. Amendment No. 21 is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, Amendment No. 7 thereto filed June 12, 2023, Amendment No. 8 thereto filed December 4, 2023, Amendment No. 9 thereto filed January 9, 2024, Amendment No. 10 thereto filed January 18, 2024, Amendment No. 11 thereto filed March 14, 2024, Amendment No. 12 thereto filed April 8, 2024, Amendment No. 13 thereto filed June 3, 2024, Amendment No. 14 thereto filed October 3, 2024, Amendment No. 15 thereto filed March 18, 2025, Amendment No. 16 thereto filed September 5, 2025, Amendment No. 17 thereto filed September 15, 2025 and Amendment No. 18 thereto filed September 29, 2025, Amendment 19 thereto filed November 17, 2025, Amendment 20 thereto filed December 13, 2025 (the "Original 13D," and together with Amendment No. 21, the "Schedule 13D") with respect to the Class A Shares of the Issuer. Except as specifically provided herein, this Amendment No. 21 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 21 shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

In accordance with the Issuer's articles of association ("Articles"), the Board of Directors has determined that the threshold date defined in the Articles (being the first time at which the Reporting Persons beneficially own less than one third of the outstanding shares) occurred on January 6, 2026. Accordingly, on such date, the class C-share held by the Reporting Persons ceased to be entitled to vote 350,000,000 shares and is being redeemed, resulting in a decrease in the Reporting Persons' aggregate voting rights from 83.40% to 26.08%. The Reporting Persons continue to beneficially own an aggregate of 26,425,059 Class A Shares representing the entirety of their voting rights.

## Signatures
- OCM NJORD HOLDINGS S.A R.L: /s/ Martin Eckel, Martin Eckel / Manager (01/08/2026)
- Oaktree Capital Management GP, LLC: /s/ Henry Orren, Henery Orren / Senior Vice President (01/08/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henery Orren / Senior Vice President (01/08/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (01/08/2026)